EXHIBIT A

(21)	SUBSIDIARIES OF THE REGISTRANT

	Percent of	Jurisdiction
Name	Ownership	of Organization

AmeriServ Financial Bank	100%	Commonwealth of Pennsylvania
216 Franklin Street P.O. Box 520 Johnstown, PA 15907
AmeriServ Life Insurance Company	100%	State of Arizona
101 N. First Avenue #2460 Phoenix, AZ 85003
AmeriServ Trust and Financial Services Company	100%	Commonwealth of Pennsylvania
216 Franklin Street P.O. Box 520 Johnstown, PA 15907